

June 28, 2017

Mail Stop 4720

<u>Via E-mail</u>
Mr. Steven E. Nell
Chief Financial Officer
BOK Financial Corporation
Bank of Oklahoma Tower
Boston Avenue at Second Street
Tulsa, Oklahoma 74192

      Re: BOK Financial Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed February 28, 2017
             File No. 001-37811

Dear Mr. Nell:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Stephanie L. Sullivan

                    Stephanie L. Sullivan
                    Senior Technical & Policy Advisor
                    Office of Financial Services